FOR IMMEDIATE RELEASE
For more information contact JANA Partners LLC at (212) 692-7696

            JANA PARTNERS LLC CALLS ON HOUSTON EXPLORATION COMPANY'S
              BOARD TO RESPOND TO SHAREHOLDER DEMANDS EVIDENCED BY
                     LARGE "WITHHOLD" VOTE AT ANNUAL MEETING

     NEW YORK, NEW YORK - MAY 3, 2006 - JANA Partners LLC ("JANA") today called upon the Board of Directors of The Houston Exploration Company ("Houston Exploration" or the "Company") (NYSE - THX) to recognize the overwhelming shareholder support for JANA's efforts to force the Board to take value-maximizing action evidenced by the substantial number of "withhold" votes cast at the Company's annual meeting of shareholders last week.

     In a letter sent today to the Company's Board of Directors, JANA Managing Partner Barry Rosenstein pointed out that the already sizable 30% withhold vote cast by shareholders last week would have been even larger had the vote reflected the current shareholder base. Rosenstein pointed out that as of the record date for last week's annual meeting, JANA held for voting purposes only slightly more than 1% of the Company's stock (holding for regulatory reasons the remainder of its stake in options which have since been exercised), as opposed to its current 9% voting ownership, meaning the withhold vote would have been closer to 40% today. Factoring in the considerable turnover in the Company's shares between the March 9 record date for voting at the annual meeting and today, Rosenstein estimated that today the withhold campaign would have generated support from the holders of more than 50% of the Company's shares.

     "In short, any comfort the Board takes in receiving a majority of the votes cast at the Annual Meeting should be abandoned," Rosenstein stated.

     Mr. Rosenstein also pointed out that the size of the withhold vote was made even more notable by the fact that JANA publicly called on shareholders to withhold their votes only five days before the annual meeting and had been without the benefit of either a shareholder list for contacting shareholders directly or the ability to request support from proxy advisor Institutional Shareholder Services.

     Rosenstein encouraged the Board to follow the example of other companies which responded to sizeable withhold votes by taking immediate action responsive to shareholder demands. Rosenstein noted that the resignation of former Disney Chairman and CEO Michael Eisner as chairman of that company's board following an approximately 40% withhold vote was one such example, and pointed to board responses to withhold campaigns at Federated Department Stores, Inc., Safeway Inc. and Career Education Corporation as well.

     "The Board has to date indicated that it feels free to effectively disregard pressure to maximize shareholder value," Mr. Rosenstein stated in today's letter. "But even the


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most intransigent board must at some point answer to its shareholders,  and last week's withhold vote makes clear that time for Houston Exploration's Board to do so has run out."

     "You should consider last week's vote the beginning of a process, the outcome of which will be that shareholders will have a Board which aggressively pursues maximum value for them," Mr. Rosenstein concluded. "The only question now is the means by which this will occur. You can do the right thing for shareholders now by instituting a substantial share repurchase as we have described, or you can continue to ignore shareholder demands and face an unhindered campaign next year in which shareholders will be free to replace you. We encourage you to avoid further wasteful delay and respond to your shareholders' wishes now."

BACKGROUND

     JANA Partners LLC, a Delaware limited liability company, is a hedge fund with assets exceeding $5 billion with offices in New York and San Francisco and is the beneficial owner of approximately 9% of the outstanding shares of Houston Exploration. JANA holds the Company's common stock in various accounts under its management and control.

     JANA has publicly called upon the Board to put the proceeds of recent asset sales to work for shareholders through a substantial share repurchase rather than pursuing new acquisitions or repaying debt, which JANA has said will deliver far less value for shareholders. Following what JANA has called the Board's failure to seriously consider its analysis, JANA encouraged shareholders last week to join it in withholding their votes for the Company's directors at last Friday's annual meeting.

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              ATTACHMENT: FULL TEXT OF MAY 3, 2006 LETTER FROM JANA
                PARTNERS LLC TO ALL SHAREHOLDERS OF THE HOUSTON
                               EXPLORATION COMPANY

May 3, 2006


The Board of Directors
The Houston Exploration Company
1100 Louisiana Street, Suite 2000
Houston, Texas 77002
Attention:  William G. Hargett
Chairman, CEO & President


VIA FACSIMILE AND OVERNIGHT DELIVERY

Gentlemen,

     JANA Partners LLC ("we" or "us"), the beneficial owner of approximately 9% of the shares of The Houston Exploration Company ("Houston Exploration" or the "Company"), discussed with management last month our belief that the proceeds of the recent Gulf of Mexico asset sale, together with the Company's underleveraged balance sheet, should be used to fund a prompt repurchase of a substantial portion of the Company's shares. As we have said repeatedly, this will clearly create more value than either new acquisitions or debt repayments. Following the Board's refusal to even feign serious consideration of our analysis, last week we announced that we would withhold our votes for the Board at the Company's annual shareholders meeting (the "Annual Meeting") and urged other shareholders to join us.

     The results could not have been clearer. Notwithstanding that our "campaign" started only five days before the Annual Meeting, the preliminary returns show that approximately 30% of the votes cast were to withhold authority for the reelection of seven incumbent directors and substantially more to withhold for an eighth director, in contrast to only approximately 4-7% of the votes cast at last year's annual meeting.

     Furthermore, these results hardly begin to tell the full story. What makes the results even more overwhelming is that on the record date for the Annual Meeting, we held for voting purposes only slightly more than 1% of the stock,(1) meaning that the vote would have been closer to 40% had we been able to vote the shares we hold outright today. Also, given the substantial turnover in the Company's ownership base between the record date for the Annual Meeting and today, which we assume has been comprised largely of shareholders supporting our efforts, you would be quite safe in assuming the

------------------------
(1) On the record date the majority of our shares were held through options given that we had not yet received the necessary regulatory clearance to purchase additional shares outright. These options have since been exercised.


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vote today  would be well above 50%.  In short,  any  comfort the Board takes in receiving a majority of the votes cast at the Annual Meeting should be abandoned.

     The strength of this message is also highlighted by the fact that such a sizable percentage was assembled despite the numerous factors working in the Board's favor. Because the Gulf of Mexico asset sale issue arose only shortly before the Annual Meeting, we were deprived both of the time to conduct a genuine campaign and of many of the tools typically available in such undertakings. We were without a shareholder list, meaning that we were able to contact only a small number of shareholders directly. Also, by last week it was too late to seek the support of Institutional Shareholder Services, the nation's leading proxy voting advisory service.

     We therefore strongly suggest that you follow the example of other companies who have faced a substantial withhold vote and have responded by taking actions in accordance with their shareholders' wishes. A prominent example was the response to the approximately 40% withhold votes cast at Walt Disney's annual meeting in 2005, which led Michael Eisner to step down as Chairman of the Board. Other notable examples of companies recognizing sizable withhold votes as wake-up calls and responding to their shareholders' wishes include Federated Department Stores, Inc., Safeway Inc. and Career Education Corporation.

     The Board has to date indicated that it feels free to effectively disregard pressure to maximize shareholder value. But even the most intransigent board must at some point answer to its shareholders, and last week's withhold vote makes clear that time for Houston Exploration's Board to do so has run out. You should consider last week's vote the beginning of a process, the outcome of which will be that shareholders will have a Board which aggressively pursues maximum value for them. The only question now is the means by which this will occur. You can do the right thing for shareholders now by instituting a substantial share repurchase as we have described, or you can continue to ignore shareholder demands and face an unhindered campaign next year in which shareholders will be free to replace you. We encourage you to avoid further wasteful delay and respond to your shareholders' wishes now.

     You may contact us at (415) 989-7770 should you wish to discuss this matter further.

Sincerely,



Barry Rosenstein
JANA Partners LLC
Managing Partner


BR/MW/CP


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